Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Metai Knights Media Inc
600 5th Avenue
New York, NY 10020
www.metaiyeknights.com

Up to $1,070,000.00 in Common Stock at $5.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Metai Knights Media Inc
Address: 600 5th Avenue, New York, NY 10020
State of Incorporation: WY
Date Incorporated: August 30, 2019

Terms:

Equity

Offering Minimum: $10,000.00 | 2,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 214,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $5.00
Minimum Investment Amount (per investor): $280.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below

Perks* and Investment Bonuses

Early Bird

First 72 hours - 10% bonus shares

Next 5 days - 5% bonus shares

Volume

$280 | Welcome Tier | Digital copy of Pilot Season 1 Unique Personal "Owners" Avatar and Personalized Wallet.

$500 | Upgrade Package | Digital and Paperback edition of Pilot Season (Season 0) + Metaiye Knights T-shirt

$1,000 | Super Fans Package | Limited collectible digital and paperback edition of Pilot Season (Season 0) of the saga with unique serial number.

$2,000 | Limited Edition Tier | Limited collectible digital and hardback print edition of Pilot Season (Season 0) of the saga with unique serial number signed by the author.

$5,000 | Moviestar Tier | Cameo appearance for your avatar as an extra (with no lines) in an episode of Season 1 of the Saga x 20

$10,000+ | 5% Bonus + Cameo Role | 5% bonus shares + Cameo role for your avatar (with minimal lines) in an episode of Season 1 of the Saga

$20,000+ | 10% Bonus + Hero's Tier | 10% bonus shares + Cameo role for your avatar as a villain (or hero) in upcoming season.

**All perks occur after the offering is completed.*

<u>The 10% Bonus for StartEngine Shareholders</u>

Metai Knights Media Inc will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5 / share, you will receive 110 common stock shares, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement, unless their eligibility period has been extended through additional subsequent investments in StartEngine's own offerings.

Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company that surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Metai Knights Media is a new entertainment company developing new ways to tell stories. It uses emergent media and technologies including blockchain, VR, AR and AI to create new entertainment, engagement and commercialisation models for the decentralized generation.

It's primary property Metaiye Knights is a new multi-format, episodic, cyberpunk saga designed to be experienced in mixed reality, graphic novel, gaming and film formats.

The saga will use innovative immersive media, gamification, video gaming, behavioural psychology and behaviour and token economics to encourage its target audience of generation z consumers to engage with its narrative, consume its content and share it with their networks to earn rewards and status.

The business understands that a new technological and economic literacy is emerging, and that the traditional entertainment, socializing and collectibles industries are ripe for disruption by new technologies like AR, VR, blockchain, AI and digital money. Metai Knights Media has a unique formula to use these tools to create a new media property to lead its category.

The company currently produces a graphic novel series called Metaiye Knights which is distributed using a blockchain publishing platform. Episodes from the series are currently distrubuted for free with the option for readers to pay a tip to the series. Future editions will be sold as collectible digital comic books. In parallel we aredeveloping the sereis as a gaming platform and will be using gamification tactics to expand awareness and readership of the series.

metaMe Inc versus Metaiye Knights Media Inc

metaMe Inc is a data management company with a technology that turns people's information into a currency they can own, spend and trust with a new type of asset called an mPod. mPods are smart data objects with ethical standards and policy encoded into them. They allow risk and sensitivity to be measured for specific datasets while removing the need to trust third parties with whom they are shared, as privacy and access rules are enforced by them, by design. mPods allow people and businesses to own, price and exchange their data as property similar to conventional assets like money, stocks or derivatives. They underpin a new decentralized economy of trusted, clean and smart data poised to outperform the centralized data economy as the internet evolves. metaMe uses mPods to give people unprecedented levels of customisation and value creation, privately and safely in a fair and equitable manner.

Metaiye Knights Media is a media company using blockchain and emergent technologies to power a new kind of story telling. Metaiye Knights Media is focused on developing new creative content and entertainment, metaMe Inc on the other hand is a data company focused on providing new ways to manage and monetise data.

Metaiye Knights Media Inc will retain metaMe Inc to function as its technology partner and provide it with the technology platform (specifically a user identity management service for on-boarding and managing users, a crypto wallet for making and receiving payments and for storing digital assets i.e. episodes and other digital assets and blockchain enabled publishing platform for distributing content and automating payments for content globally.

Both companies have the same core executive team but are otherwise completely separate entities.

metaMe enables people to turn small packets of personal information into cryptographic assets that they can sell or trade to brands in exchange for cash or other things of value. For example a person's age, favourite types of films, music and magazines can be captured as an inofrmation packet that can be sold to brands who wish to understand media consumption for a particular demographic.

Competitors and Industry

The Comic industry generated revenues of $1.095bn in the US and Canada alone in 2018.

Source New Zoo

84.37mn comics and graphic novels were sold in the US and Canada in 2018

Source:

$100mn was generated from comic and graphic novel downloads in the US and Canada in 2018

The gaming industry projected to be £156bm in revenues in 2019 with 9.5% year on year growth

US game sales are projected to be $39bn for 2019 China sales are projected at $30bn for 2019.

The gaming industry now generates over $130 billion in revenue globally each year. This is more than double the global movie (40.6B) and music industries (17.3B) combined.

Sources: New Zoo 2019 Global Mobile Market Report // Comichron 2019 Comic Sales by Month // ICv2 Report 2019

Current Stage and Roadmap

We have completed the pilot season of the saga in graphic novel format.

3D character development and core concepts have been completed for the graphic novel series, motion comic animations and the gaming experience.

Partnerships with key media partners have been secured for graphic novel and motion comic content creation, with Comic Republic, for gaming development with Unanimous Games who are in partnertship with Jay Z's Roc Nation full service entertainment agency and for gamification development with Arizona State University.

Partnerships with key technology partners have been secured with the Open Index Protocol for blockchain based content publishing and automated global payments collection and with metaMe Inc for digital wallet, data and identity management services.

Development of the blockchain system for publishing, payment, identity management, content consumption and storage has been completed and will be ready to launch to a closed beta network of early adopters in November 2019, with a wide public release planned for the 2019 holidays.

Support of leading figures in the space including Britney Kaiser, whistle-blower of Cambridge Analytica and star of the Netflix documentary The Great Hack, David Choam, the forefather of cryptography, and Karen Hunter, Pulitzer prize winner and Sirius XM executive have been secured.

The Team

Officers and Directors

Name: Dele Atanda

Dele Atanda's current primary role is with metaMe Inc. Dele Atanda currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: January 01, 2018 - Present
  Responsibilities: Strategy, vision, creative direction, narrative shapping, conceptualisation, commecialisation and stratgeic oversight. Primary architect of the company's offerings. Shaping the marketing strategy for the company. Overssing marketing brand development and communications. Dele will be receivieng a salary from Metai Knights Media of $100,000 per annum. He is the founder and majority shareholder currently.

Other business experience in the past three years:

- **Employer:** metaMe Inc
  Title: Founder and CEO
  Dates of Service: August 20, 2018 - Present
  Responsibilities: Leadership and general management

Other business experience in the past three years:

- **Employer:** The Internet Foundation
  Title: Founder and Chairman
  Dates of Service: July 01, 2013 - Present
  Responsibilities: Oversight and strageic stewardship

Other business experience in the past three years:

- **Employer:** IBM
  Title: Chief Digital Innovation Officer - Auto Aero and Definse
  Dates of Service: June 26, 2015 - August 17, 2018
  Responsibilities: Digital innovation in the automitive, aeorspace and defence sector.

Other business experience in the past three years:

- **Employer:** Quantifyle
  Title: Founder
  Dates of Service: October 16, 2015 - December 22, 2017

Responsibilities: Establishing the company and its mission

Other business experience in the past three years:

- **Employer:** Digitteria
  Title: Founder and CEO
  Dates of Service: January 12, 2009 - December 23, 2016
  Responsibilities: Executive management and dvelopment of offerings.

Name: Michael Holstein

Michael Holstein's current primary role is with metaMe Inc. Michael Holstein currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Revenue Officer and CFO
  Dates of Service: July 01, 2019 - Present
  Responsibilities: Oversee salses, business development, commercialisation and investor relations. Michael will not be receivieng a salary from Metai Knights Media for the first 12 months or until the venture is cashflow positive but will be receivin1% equity and 0.25% equity per anum on an ongoing basis.

Other business experience in the past three years:

- **Employer:** metaMe Inc
  Title: Chief Revenue Officer
  Dates of Service: February 04, 2019 - Present
  Responsibilities: Oversees business development and investor relations

Other business experience in the past three years:

- **Employer:** CoinRoutes
  Title: Partner
  Dates of Service: February 01, 2018 - Present
  Responsibilities: Business Development, Revenue, financial oversight

Other business experience in the past three years:

- **Employer:** Simple
  Title: CEO, Americas
  Dates of Service: February 24, 2017 - December 22, 2017
  Responsibilities: Exectuive Management of the Americas Region

Other business experience in the past three years:

- **Employer:** Opal
  Title: Sales Manager Financial Services
  Dates of Service: August 01, 2016 - February 01, 2017
  Responsibilities: Financial services sales team development, management and oversight

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Ordinary Shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. There is uncertainty with how new emergent technologies like blockchain will unfold and the role they will play in media properties such as opur going forward.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Ordinary Share purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the entertainment software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Ordinary Shares in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock.

Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service

It is possible that there may never be an operational Metai Knights Saga or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with No Voting Rights

The Ordinary Shares that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a fast rate. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Metai Knights Media Inc was formed onAugust 30th 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to

do so. Metai Knights Media Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Metai Knights Saga is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals

for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Metai Knights Media Inc or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Metai Knights Media Inc could harm our reputation and materially negatively impact our financial condition and business.

The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Tokens may also be subject to significant price volatility

A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets including Tokens. For example, a security breach that affects investor or user confidence in Bitcoin may also cause the price of Tokens and other blockchain assets to fluctuate.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our [shareholders]. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our [shareholders] and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Dele Atanda	1,440,000	Common Stock	90.0

The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 214,000 of Common Stock.

Common Stock

The amount of security authorized is 5,000,000 with a total of 1,600,000 outstanding.

Voting Rights

Full voting rights

Material Rights

Standard drag along rights.

Preferred Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

Preferred shares are blank check, and rights, preferences, priviliges, restrictions, etc may be designated at the discretion of the board upon some future date.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $160.00
  Number of Securities Sold: 1,600,000
  Use of proceeds: Company Operations
  Date: August 30, 2019
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The busness can run for 12 months without revenue generation.

Foreseeable major expenses based on projections:

The major expenses will be development and marketing.

Future operational challenges:

Integrating new emergent technologies into a seamless user experience will bring some operational challenges that should smooth out as these new systems mature.

Future challenges related to capital resources:

We may need to raise more capital in the future as the scope and scale of the project increases. As the project grows its capital requirements will increase but this challenges should be mitigated by injections of traditional and non-traditional capital raises in the future.

Future milestones and events:

The proliferation and adoption of blockchain technologies and crypto currencies will have a signifiacnt impact on the series. Particualry as open, decentralised gaming and digital collectibles platforms grow in use and popularity the value of Metaiye Knights assets and the platform as a whole will grow with them, increasing revenues.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

We have no resources on hand currently.

How do the funds of this campaign factor into your financial resources? (Are these

funds critical to your company operations? Or do you have other funds or capital resources available?)

Funds raised are imortant to our company's operations but we do have options to raise finds from traditional means. We want to raise funds from our community as we believe these early investors will also help drive awareness.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from the campaign are important to the viability of the project but not essential. We have the option of funding the project through traditional investment. We do however believe that crowd ownership of Metaiye Knights is aligned with the principles and values of the property we are building and are keen to use the campaign to galvanise participation from our community in our platform.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We will be able to operate the company for at least 12 months if we raise the minimum. Capital raised would be focused on development costs.

How long will you be able to operate the company if you raise your maximum funding goal?

With maximum funding we will be able to operate for circa 24 months. Most importantly we will be able to develop the graphic novel series, the gaming platform and sophisticated gamification systems all in parallell enabling us to have a much more significant impact and presence in the market.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Capital is available to us through traditional fund raising channels as well as through sales and sponsorship opportunities.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- **Name of Entity:** metaMe Inc
  Names of 20% owners: 0
  Relationship to Company: Has the same management team
  Nature / amount of interest in the transaction: metaMe Inc has the same management company as the issuer.
  Material Terms: metaMe Inc is a data management company with a technology that turns people's information into a currency they can own, spend and trust with a new type of asset called an mPod. mPods are smart data objects with ethical standards and policy encoded into them. They allow risk and sensitivity to be measured for specific datasets while removing the need to trust third parties with whom they are shared, as privacy and access rules are enforced by them, by design. mPods allow people and businesses to own, price and exchange their data as property similar to conventional assets like money, stocks or derivatives. They underpin a new decentralized economy of trusted, clean and smart data poised to outperform the centralized data economy as the internet evolves. metaMe uses mPods to give people unprecedented levels of customisation and value creation, privately and safely in a fair and equitable manner. Metaiye Knights Media is a media company using blockchain and emergent technologies to power a new kind of story telling. Metaiye Knights Media is focused on developing new creative content and entertainment, metaMe Inc on the other hand is a data company focused on providing new ways to manage and monetise data. Metaiye Knights Media Inc will retain metaMe Inc to function as its technology partner and provide it with the technology platform (specifically a user identity management service for on-boarding and managing users, a crypto wallet for making and receiving payments and for storing digital assets i.e. episodes and other digital assets and blockchain enabled publishing platform for distributing content and automating payments for content globally. Both companies have the same core executive team but are otherwise completely separate entities.

Valuation

Pre-Money Valuation: $8,000,000.00

Valuation Details:

We have based our valuation on a few of factors:

1) We have used the Cayenne Consulting valuation calculator to arrive at a valuation of between %5.2m and $6.3m. (See 2x Cayenne Consulting valuation Calculation documents attached.)

2) A search of early stage video game investments on Crunchbase (also attached) shows an average Series A investment for early stage video games of $7.9m. Based on the assumption that a Series A investment is typically 20% of the pre money valuation we arrive at $8m pre money valuation for a post friends and family round media and

gaming property of our nature.

3) Of course our property has the benefits of not only being a video game concept but also a mixed media graphic novel series integrating new distribution, payment and ownership technologies alongside new immersive media into the offering.

4) Having the celebrity endorsements of Brittany Kaiser and those that will become available to us, in addition to having the opportunity to promote Metaiye Knights and its narrative via Karen Hunter's show on Sirius XM, we believe we have significant strategic advantages in driving awareness and adoption of our property.

Based on these factors we believe an $8m pre money valuation is not only strongly defensible but conservative.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  19.0%
  Marketing costs will cover brand building, advertising and guerilla marekting activities. Metaiye Knights will employ memeber get member tactics and guerilla marketing tactics to drive adoption. Traditional marketing activities will also be carried out including online advertising, trade fair and conventian attendance.

- *Research & Development*
  18.0%
  Metaiye Knights is being developed as a novel new entertainment experience that combines digital story telling with gaming and gamification. We have begun researching and developing: 1) narratives within an existing Metaiye Knights world framework looking at adjacent extensions and refinements of existing stories, 2) Conceptualization and mechanics of transmedia development 3) Tokenomics based interpenetrations of virtual space and physical space interactions 4) Impact assessments - metrics tools derived from learning sciences and experience with kindred projects along 4) hackathon activities - dramatic meta-narrative explorations of ethics and plausible futures for simulation and impact assessment. Our research partner is Arizona State University's Centre for Science and Imagination and our development partners are Comic Republic and Unanimous Games.

- *Company Employment*
  10.0%
  Key management, creative and technical personnel will be recruited as the project develops. This will be kept skeletal in the event of us securing our

minimum investement only.

- *Operations*
  5.0%
  Non core development operations will be kept light and all resorcces will be focused on development, marketing and key personnel onbaording.

- *Working Capital*
  5.5%
  Being that Metaiye Knights is primarily a digital property we do not have a need for extensive working capital or inventory.

- *Inventory*
  11.0%
  Being that Metaiye Knights is primarily a digital property we do not have a need for extensive working capital or inventory. Non-digital inventory will be used primarily as marketing collateral.

- *Build and Development*
  28.0%
  Our most significant costs will go into product development and build. These costs will include graphic novel production, gaming platform and experience development, gamification systems and rewards development as well as all blockchain, data, payments and identity management systems build, integration and ongoing enhancements.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  19.0%
  Marketing costs will cover brand building, advertising and guerrilla marketing activities. Metaiye Knights will employ member get member tactics and guerrilla marketing tactics to drive adoption. Traditional marketing activities will also be carried out including online advertising, trade fair and convention attendance.

- *Research & Development*
  18.0%
  Metaiye Knights is being developed as a novel new entertainment experience that combines digital story telling with gaming and gamification. We have begun researching and developing: 1) narratives within an existing Metaiye Knights world framework looking at adjacent extensions and refinements of existing stories, 2) Conceptualization and mechanics of transmedia development 3) Tokenomics based interpenetrations of virtual space and physical space interactions 4) Impact assessments - metrics tools derived from learning

sciences and experience with kindred projects along 4) hackathon activities - dramatic meta-narrative explorations of ethics and plausible futures for simulation and impact assessment. Our research partner is Arizona State University's Centre for Science and Imagination and our development partners are Comic Republic and Unanimous Games.

- *Company Employment*
  20.0%
  Key management, creative and technical personnel will be recruited as the project develops.

- *Operations*
  5.0%
  Non-core development operations will be kept light and all resources will be focused on development, marketing and key personnel onboarding.

- *Working Capital*
  5.5%
  Being that Metaiye Knights is primarily a digital property we do not have a need for extensive working capital or inventory.

- *Inventory*
  1.0%
  Being that Metaiye Knights is primarily a digital property we do not have a need for extensive working capital or inventory. Non-digital inventory will be used primarily as marketing collateral.

- *Build and Development*
  28.0%
  Our most significant costs will go into product development and build. These costs will include graphic novel production, gaming platform and experience development, gamification systems and rewards development as well as all blockchain, data, payments and identity management systems build, integration and ongoing enhancements.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation

Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.metaiyeknights.com (www.metaiyeknights.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/metaiyeknights

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Metai Knights Media Inc

[See attached]

METAI KNIGHTS MEDIA, INC.

FINANCIAL STATEMENTS
FOR THE PERIOD FROM AUGUST 30, 2019 (INCEPTION) TO DECEMBER 31, 2019
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT 1

FINANCIAL STATEMENTS:

Balance Sheet 2

Statement of Operations from August 30, 2019 (inception) to December 31, 2019 3

Statement of Changes in Stockholders' Equity from August 30, 2019 (inception) to December 31, 2019 4

Statement of Cash Flows from August 30, 2019 (inception) to December 31, 2019 5

Notes to Financial Statements 6

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Metai Knights Media, Inc.
New York, NY

We have reviewed the accompanying financial statements of Metai Knights Media, Inc.(the "Company,"), which comprise the balance sheet as of December 31, 2019 and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the period from Inception (August 30, 2019) to December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

July 15, 2020
Los Angeles, California

METAI KNIGHTS MEDIA, INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,	2019
(USD $ in Dollars)	
ASSETS	
Current Assets:	
Cash & cash equivalents	$ 136
Total current assets	**136**
Total assets	**$ 136**
LIABILITIES AND STOCKHOLDERS' EQUITY	
Total liabilities	**-**
STOCKHOLDERS EQUITY	
Common Stock	160
Additional Paid In Capital (APIC)	17,258
Retained earnings/(Accumulated Deficit)	(17,282)
Total stockholders' equity	**136**
Total liabilities and stockholders' equity	**$ 136**

See accompanying notes to financial statements.

METAI KNIGHTS MEDIA, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

From August 30, 2019 (inception) to Fiscal Year Ended December 31,	**2019**
(USD $ in Dollars)	
Net revenue	-
Cost of goods sold	-
Gross profit	-
Operating expenses	
General and administrative	7,045
Sales and marketing	10,237
Total operating expenses	17,282
Operating income/(loss)	(17,282)
Interest expense	-
Other Loss/(Income)	-
Income/(Loss) before provision for income taxes	(17,282)
Provision/(Benefit) for income taxes	-
Net income/(Net Loss)	**(17,282)**

See accompanying notes to financial statements.

METAI KNIGHTS MEDIA, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Additional Paid In Capital (APIC)	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount			
Inception (August 30, 2019)	-	$ -	$	$ -	$ -
Net income/(loss)				(17,282)	(17,282)
Issuance of Common Stock	1,600,000	160	17,258		17,418
Balance—December 31, 2019	**1,600,000**	**$ 160**	**$ 17,258**	**$ (17,282)**	**$ 136**

See accompanying notes to financial statements.

METAI KNIGHTS MEDIA, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

From August 30, 2019 to Fiscal Year Ended December 31,		2019
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	(17,282)
Net cash provided/(used) by operating activities		**(17,282)**
CASH FLOW FROM FINANCING ACTIVITIES		
Issuance of Common Stock		17,418
Net cash provided/(used) by financing activities		**17,418**
Change in cash		136
Cash—beginning of year		-
Cash—end of year	$	**136**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Shareholder repayment of an external debt		-

See accompanying notes to financial statements.

METAI KNIGHTS MEDIA , INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD FROM AUGUST 30, 2019 (INCEPTION) TO YEAR ENDED TO DECEMBER 31, 2019

All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

1. SUMMARY

Metai Knights Media Inc., was formed on August 30, 2019 (Inception) in the State of Wyoming. The financial statements of Metai Knights Media Inc., (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, NY.

Metai Knights Media is a new entertainment company developing new ways to tell stories. It uses emergent media and technologies including blockchain, VR, AR and AI to create new entertainment, engagement and commercialization models for the decentralized generation. It's primary property Metaiye Knights is a new multi-format, episodic, cyberpunk saga designed to be experienced in mixed reality, graphic novel, gaming and film formats. The saga will use innovative immersive media, gamification, video gaming, behavioral psychology and behavior and token economics to encourage its target audience of generation z consumers to engage with its narrative, consume its content and share it with their networks to earn rewards and status. The business understands that a new technological and economic literacy is emerging, and that the traditional entertainment, socializing and collectibles industries are ripe for disruption by new technologies like AR, VR, blockchain, AI and digital money. Metai Knights Media has a unique formula to use these tools to create a new media property to lead its category.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Income Taxes

Metai Knights Media, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company will recognize revenues from direct or licensed sale of our subscriptions to our products and services when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through July 15, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

METAI KNIGHTS MEDIA , INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD FROM AUGUST 30, 2019 (INCEPTION) TO YEAR ENDED TO DECEMBER 31, 2019

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 5,000,000 of common shares at $0.0001 par value. As of December 31, 2019, 1,600,000 shares of common stock have been issued.

Preferred Stock

The Company is authorized to issue 5,000,000 of preferred shares at $0.0001 par value. As of December 31, 2019, no preferred shares were issued.

4.   DEBT

The company has no debt.

METAI KNIGHTS MEDIA , INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD FROM AUGUST 30, 2019 (INCEPTION) TO YEAR ENDED TO DECEMBER 31, 2019

5. INCOME TAXES

The provision for income taxes for the year ended December 31, 2019 consists of the following:

As of Year Ended December 31,	2019	2018
Net Operating Loss	$ (4,321)	$ -
Valuation Allowance	4,321	-
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2019 are as follows:

As of Year Ended December 31,	2019	2018
Net Operating Loss	(4,321)	$ -
Valuation Allowance	4,321	-
Total Net Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of December 31, 2019, the Company had net operating loss ("NOL") carryforwards of approximately $4.3 thousand. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

6. RELATED PARTY

There are no related party transactions.

7. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through July 15, 2020, the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

9. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $17,282 an operating cash flow loss of $17,282 and an accumulated deficit of $17,282 as of December 31, 2019. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



Metaiye Knights

Storytelling Through Blockchain





Website · New York, NY · MEDIA · GAMING

$313,235 raised

1,534 Investors	**$8M** Valuation
$5.00 Price per Share	**$280.00** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	**3** Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

metaKnyts by Metaiye Knights Media Inc. ('metaKnyts') is the world's first Crypto Comic™ and the future of digital collectibles. metaKnyts episodes will be distributed as collectible Crypto Media™ items that can appreciate in value and be traded peer to peer via a wallet that accompanies, but is independent of the series.

Overview | Team | Terms | Updates 26 | Comments | Follow

Reasons to Invest

- Partnerships with Comic Republic, Afropunk Gaming Publishers and Elixxir.
- The graphic novel and comic industry is rapidly growing, already generating revenues of $1.095B in the US and Canada alone in 2018
- Led by a world class team including advisors: Brittany Kaiser - the Cambridge Analytica whistleblower; David Chaum - the forefather of cryptography; and Karen Hunter - Pulitzer prize winner and Sirius XM radio host.

Bonus Rewards

Get rewarded for investing more into Metaiye Knights

$100+
Investment

StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this progra please see the Offering Summary



Bringing Digital Storytelling
Into the 21st Century

THE PROBLEM

Today digital assets are locked in closed platforms that cause them to lose value over time

We believe today's comic and gaming media industry is massive, creating more value than the music and film industry combined. However, current blockbusters like Marvel Heroes or Fortnite are closed systems where the value created by readers, fans and gamers is locked into the publisher's platforms. If a title is discontinued or users move on to a new franchise, this value is lost and cannot be transferred to new platforms. This reduces the potential value of assets created in these closed systems. The same is true with other digital media and collectibles. Current platforms prohibit true ownership of digital media items preventing them from realizing their full potential to accrue value.

THE SOLUTION

---

section below.

$150+
Investment

Welcome Tier

Digital copy of Pilot Season 1 Uniqu
Personal "Owners" Avatar and
Personalized Wallet.

$500+
Investment

Upgrade Package

Digital and Paperback edition of Pi
Season (0 Saga) + Metal KNights T-

$1,000+
Investment

**Super Fans
Package**

Limited collectible digital and pap
edition of Pilot Season (Season 0) c
saga with unique serial number.

$2,000+
Investment

Limited Edition Tier

Limited collectible digital and hard
print edition of Pilot Season (Seasc
the saga with unique serial numbe
signed by the author

$5,000+
Investment

Moviestar Tier

Cameo appearance for your avata
extra (with no lines) in an episode
Season 1 of the Saga x 20

$10,000+

metaKnyts is a ground-breaking Crypto Comic™, a new type of Crypto Media™ that can be owned, sold and exchanged digitally, peer-to-peer without losing IP

metaKnyts is a cyberpunk saga on the evolution of the internet which takes place across a physical realm "Terra" and its digital twin "Digitterra". It is the tale of a battle between secret FANG and BAT clans of cyber vampires for the souls of mankind. Episodes are distributed as Crypto Media™ - a new blockchain enabled type of media which can be sold person-to-person directly, in a decentralised and IP preserving manner.

metaKnyts is being developed as an open, edutainment franchise using blockchain technologies to give people ownership of saga assets and other digital items which they can earn, buy and build upon within and independently of the saga. All metaKnyts episodes and digital items can be brought, tracked and traded peer to peer on the blockchain automatically without intermediaries, resulting in more freedom, creativity, transparency and fraud resistance.

We believe blockchains prevent items being copied, making Crypto Media™ more valuable over time. Since conventional digital items are easy to replicate, most platforms prohibit customers from owning transferable copies of high value digital media using content rental models like streaming to protect IP while monetizing content. We believe blockchain changes this by encrypting items in a decentralized manner, enabling them to be reliably sold and exchanged as fraud resistant digital media that cannot be illegally replicated. This means they can live outside a publisher's platform and increase in value over time.


METAKNYTS

Investment

5% Bonus + Cameo Role|Movie Star Tier

5% bonus shares + Cameo role for avatar (with minimal lines) in an e| of Season 1 of the Saga

$20,000+

Investment

Hero's Tier

10% bonus shares + Cameo role fc avatar as a villain (or hero) in upcc season



We believe metaKnyts is the Future of Storytelling and Digital Collectibles

In addition to letting fans own comics as crypto assets, metaKnyts will allow people to create avatars which they can use in novel ways like earning cameo appearances in the series - providing them with compelling new ways to engage with and become a part of the saga while also giving their items new ways to accrue value. metaKnyts will use crypto rewards, limited edition items promoted through super fans and influencers along with other gamification tactics to let fans build status, accrue value, trade and engage with the saga and their communities.

metaKnyts introduces a pioneering Crypto Media™ Wallet that lets fans own digital items independently of the platforms they use to create them. We are developing metaKnyts episodes that will be accessed using a wallet that will let fans store episodes they buy alongside other digital items in a platform independent way. It will enable fans to take control of their digital items, giving them a safe place to store them regardless of what happens to metaKnyts as a media franchise.

On one hand metaKnyts is a crypto comic that tells the story of the rise of a decentralized society. On the other it is a new platform for a new type of media that will enable fans to collect and store digital items and share or trade them with anyone, anywhere in the world safely and equitably in a way that does not

with anyone, anywhere in the world safely and equitably in a way that does not result in IP loss through replication and fraud or dependency on media publishers for the longevity of assets.

THE MARKET

In 2018, the Comic industry generated revenues of *$1.095bn* in the US and Canada alone

The market potential for metaKnyts is incredible: in 2018, 84.37mn comics and graphic novels were sold in the US and Canada alone, $100mn was generated from comic and graphic novel downloads and US game sales are projected to be $39bn for 2019.

Additionally, the gaming industry now generates over $130 billion in revenue globally each year. This is more than double the global movie (40.6B) and music industries (17.3B) combined. Free to play games like Fortnite which sell skins for $10-$20 each generated over $5 billion through trading and wagering these skins in just 2016.



2019 GLOBAL GAMES MARKET
PER REGION WITH YEAR-ON-YEAR GROWTH RATES
newzoo
EUROPE, MIDDLE EAST & AFRICA
$34.7Bn
+11.5% YoY
23%
LATIN AMERICA
$5.6Bn
+11.1% YoY
4%
2019 TOTAL
$152.1Bn
+9.6%
YoY
47%
ASIA-PACIFIC
$72.2Bn
+7.6% YoY
NORTH AMERICA
$39.6Bn
+11.7% YoY
26%
48%
of all consumer spending on games in 2019 will come from the U.S. and China
CHINA TOTAL
$36.5Bn
US TOTAL
$36.9Bn
Source: ©Newzoo | 2019 Global Games Market Report
newzoo.com/globalgamesreport

metaKnyts champions Digital Literacy, STE(A)M education and Diversity in Tech. metaKnyts actively promotes diversity and inclusion in technology. We've partnered with Comic Republic, Africa's leading comic production company to create a story led by an African hero with an inclusive cast from diverse backgrounds. Our vision is digital education and financial inclusion for all. Black Panther, the highest grossing film based on a solo superhero ever, has exposed a buoyant market for African superheroes, which metaKnyts aims to tap into. Promotions and marketing have begun with Comic Republic, Afropunk and Sirius

XM's Urban View to bring metaKnyts to urban audiences.

Additionally, metaKnyts is partnering with the Digital Intelligence (DQ) Institute to promote digital literacy and skill development in urban communities.

metaKnyts is helping 1bn people take ownership of their data by 2030. We believe Gen Z's often don't understand the dangers of their digital activity or the value of the data they create and how to protect it. Our goal at metaKnyts is to teach them through their preferred media about how to take control of their digital selves so they can be safe online while increasing their freedom and prosperity.

In addition to being an official DQ Adopter organization, metaKnyts has also partnered with the Internet Foundation, a sister NGO of metaMe, Inc., to support its goal of helping a billion people take ownership and control of their data and digital footprints to become self-sovereign by 2030.

OUR TRACTION

Core development is complete and 5,000 copies have already been viewed on Comic Republic since launch where metaKnyts remains a Top 10 title

The pilot season of the metaKnyts saga launched as a digital graphic novel successfully with over 5,000 views since first released in September 2019 and has consistently remained a Top 10 title on Comic Republic's platform. A cryptographic version of the comic that can be owned as a unforgeable limited edition copy has since been developed and will be launched shortly. Key partnerships have been secured for creative and technical production. Development of the blockchain system for publishing, identity, data management and payment are in development and will be ready to launch to a closed beta network of early adopters in Q2 2020, with a wider public release planned for Q3.

Pilot Saga Graphic Novel Completed





3D Character Development is Done





Secured Industry Leading Partnerships





metaKnyts has the support of leading figures in the space including Britney Kaiser, whistle-blower of Cambridge Analytica and star of the Netflix documentary The Great Hack, David Chaum, the forefather of cryptography and founder of the Elixxir and Praxxis projects, and Karen Hunter, Pulitzer prize winner and Sirius XM talk show host. Our media campaign has begun with appearances on Sirius XM, Afropunk, the Digital Asset Report, Impact Fintech 2019 with many more appearances scheduled for 2020.



Featured Advisor



Brittney Keiser

Whistle-blower of Cambridge Analytica and star of the Netflix documentary The Great Hack.

WHAT WE DO

metaKnyts begins as a graphic novel and becomes something much more

metaKnyts begins as a Crypto Comic and quickly evolves into a motion comic series that will be gamified with virtual avatars, adventures and treasure hunt like quests for virtual assets that can be bought, won and kept safe in the metaKnyts wallet. In the future, fans will create avatars and will be eligible for rewards for "liberating" (on-boarding) new users. From here our vision is for the saga to evolve into a Massively Multiplayer Online Game (MMOG) where it expands to play out across a mixed reality gaming platform integrating AR, VR and blockchain into its decentralized storytelling experience.



The metaKnyts Crypto Media™ Wallet paves the way for a peer to peer, collectible digital content revolution

We believe metaKnyts introduces a new platform for a new type of media that will allow independent artists and creatives to sell content - comics, games, gaming assets, songs, photographs, artwork, etc. - to the public directly and peer-to-peer in a decentralized way, without loss of IP. Instead of needing centralized publishers like Kindle, Spotify or Apple to commercialize their work and charge

publishers like Kindle, Spotify or Apple to commercialize their work and charge high fees, anyone will be able to sell their work to anyone, anywhere directly at a much lower cost, while retaining control of their IP. Buyers will also have the protection of being able to buy authentic collectible digital content which they can store independently of a creator's platform and sell peer-to peer as they wish.



THE BUSINESS MODEL

metaKnyts enables a wide variety of approaches to monetizing content

metaKnyts' wallet enables people to buy and sell metaKnyts comics and other crypto media items, peer to peer across the world using local and compatible crypto currencies. It also lets creatives sell their works to people anywhere and collect payment inexpensively with near real time settlement. Our blockchain powered distribution and payment system will allow metaKnyts to utilize multiple payment models and novel community building models which the series will pioneer once released.

metaKnyts is a crypto saga and service for Gen z's and upcoming Gen alphas. Each metaKnyts reader will be provided with a metaKnyts wallet enabling them to store comics and digital assets in a platform independent manner safely under their control. This wallet will also enable fans to earn money and rewards for promoting the series to their networks which they will in turn be able use to buy episodes and other digital inventory.


nile
Micron
TOR
USER SATOSHI COMMANDING DES-CRYPTION OF MULTI-LAYERED OBFUSCATION PROTOCOLS.
LIFTING THE VEIL.


Glue

HOW WE ARE DIFFERENT

metaKnyts will be the first blockchain storytelling experience

metaKnyts is more than a graphic novel, it's a portal to the shifting future of our digital lives, where extended-reality gaming and our physical world meet; a first step towards a richly immersive augmented reality future, where digital assets can be owned, bought, sold, loaned and traded as physical property.



THE VISION

metaKnyts is at the forefront of a new type of media

Our goal is to be a leading representation of the decentralization movement as well as a cross media entertainment title. We will do this through incorporating state-of-the-art technologies like AR, VR, AI, blockchain and cryptocurrencies to tell our story through unique and compelling experiences.




MY DATA SUCKING FRIEND...
I JUST DID!

OUR TEAM

metaKnyts is led by a world class team of technologists and storytellers

We have a team with deep backgrounds in immersive media, comic production, gaming and decentralized technology, with track records of developing

gaming and decentralized technology, with track records of developing compelling consumer propositions and disruptive digital innovations. Our team has worked on numerous niche 2D and 3D apps and games and our advisor Nicola Rosa is Chairman of the Interactive Media Council of the BMI and leads the Augmented and Virtual Reality Transformation team for the Strategic Growth Initiative at Accenture.



WHY INVEST

The time is ripe for metaKnyts to lead a new class of media

metaKnyts is a unique opportunity to own a stake in an exciting property poised to lead a new category of decentralized crypto entertainment. We are led by a stellar management team, with advisors and development partners with expertise, connections and serious track records. We are poised to become a major media property that has the potential to grow into a billion-dollar enterprise. The project is established with core materials and technologies already having been developed to an advanced state and with a strong pipeline of content and innovations to be rolled out over an extended time frame.





METAIYE KNIGHTS
THE BATTLE FOR THE SOUL OF THE INTERNET HAS BEGUN...



Q1-Q3 2018

Metaiye Knights Concept Born

Idea inception and concept developed





Q1 - 2019

Pilot (S.0)

Sept 18 2019

OUT NOW!

Pilot (S.0) Released

Pilot Season 0 Episode 0 released on Comic Republic. 2.6K downloads in first 48 hrs



Q4 - 2019

Personal Avatars (ANTICIPATED)

Customizable, collectible personal avatars developed

Dec 2019

P2P & Crypto Rewards Released (ANTICIPATED)

P2P Crypto rewards and member get member rewards programme released.

December 2019

S.0 Video Comic Released (ANTICIPATED)

Pioneering new

Q1 2020

METAIYE KNIGHTS

S.1 Graphic Novel Release (ANTICIPATED)

Season 1 Graphic Novel developed and released.

Q1 2020

Gaming Strategy & Platform Dev. (ANTICIPATED)

Metaiye Knights gaming strategy, gamification and gamiing platform development.

Q2 2020

S.1 Video Comic & Collectibles Release (ANTICIPATED)

Season 1 Video Comic and Digital Collectibles released

Q3 2020

MMOG Launch (ANTICIPATED)

Massive Multiplayer Online Game launch with In-game inventory and portable

Q1 2021

METAIYE KNIGHTS

S.2 Graphic Novel, Video Comic & Digital Collectibles Release (ANTICIPATED)

Season 2 Grapohic Novel, Video Comic and Digital Collectibles Released.





Development

Pilot (Season 0) graphic
novel development
begins.

Pioneering new
motion comic format
released fro pilot
season 0 espisodes

Inventory and portable
in-game assets in an
open world
environment

Meet Our Team



Dele Atanda

Founder, CEO and Director

*Innovator, Entrepreneur &; Future Hacker.
Dele is a serial entrepreneur and acclaimed
digital visionary. He leads Metai Knights
Media, metaMe and The Internet.Foundation
as CEO. He previously led innovations for
Fortune 100s that became gold standards in
their sectors and IBM's Auto, Aerospace and
Defense sector as Chief Digital Officer. He
has been a pioneering voice on the
emergence of web 3.0 tech, notably with his
critically acclaimed book The Digitterian
Tsunami: Web 3.0 and the Rise of the N.E.O
Citizen published in 2013. He is an advocate
of the potential of decentralization to
advance humanity and dramatically
transform society.*

*metaMe Inc is his primary employment and
he spends 20 hours a week working for the
issuer, Metaiye Knights.*

*Other Employment
Employer: The Internet Foundation
Title: Founder and Chairman
Dates of Service: July 1, 2013 - present
Responsibilities: Oversight and strategic
stewardship*













Brittany Kaiser
Advisor

Brittany was the Cambridge Analytica whistleblower and the central character of Netflix The Great Hack documentary. Brittany currentl is a Data Activist, Co-Founder of the Digital Assets Trade Association and founder of #OwnYourData.





Karen Hunter
Mentor

Karen is host of The Karen Hunter Show on SiriusXM and is Head of Talk Programming for Urban View. Karen is a Politzer prize winning journalist, best selling author, publisher, distinguished lecturer and Professor in FIlm & Media at the Hiunter College in New York.





Nick Rosa
Advisor

Nick is Chair of the Immersive Technologies Council of the British Interactive Media Association and Global Head of Immersive Learning at Accenture. Nick has led complex digital solutions across mobile, immersive media, broadcasting and digital entertainment sectors for over 15 years specializing in XR (VR/AR) .





Susan Oh
Advisor

Susan Chairs AI for Impact and is a board member of the UN's Blockchain Commission for Sustainable Development. She won The Quantum Impact Award #DecadeofWomen, is an AAJA Knight-Poynter Fellow and was awarded the 1997 Overseas Press Club Award for the handover of Hong Kong to Chinese reporting.





Peter Bidewell
Marketing Manager

Peter leads Accenture's Blockchain practice helping Fortune 100 clients realise strategic implementations of blockchain solutions fit for enterprise scale. He has grown companies across Fintech, Entertainment and Edtech globally and is currently CMO for MKM's technical partners - metaMe and The internet Foundation. the issuer 10 hours a week.





Shyam Duraiswami
Technology Manager

Shyam is metyai Knights Media's Technical lead with over a decade of experience with leading edge technologies, systems and digital operations. His experience spans sports, automotive and media. Shyam regularly works with startups and research teams on developing products and business models that leverage the web 3.0 architecture and is a public speaker on Blockchain ecosystems.





Michael Holstein
Chief Revenue Officer and CFO

Michael has managed sales for SaaS and marketing tech businesses for 15+ years. His team successfully exited Lava Tech in a sale to Citi Bank for $350M. Since Michael has worked as CRO to blockchain projects and is seasoned in building strong sales teams and a pipeline of enterprise customers.
Michael's primary job is metaMe Inc and he spends 10 hours a week working for the issuer, Metaiye Knights.

Other Employment

Employer: CoinRoutes
Title: Partner
Dates of Service: February 1, 2018 - present
Responsibilities: Business Development, Revenue, financial oversight





Chris Pallé
Head of Product

Chris has over 20 years of creative and UX leadership from start-ups and Fortune 500s. A recognized thought leader, Chris has lectured on UX best practices, Strategic Design, and Marketing to MediaBistro, General Assembly, NYU, and others. Chris specializes in Strategic Venture Design, UX, Design Research, Usability research, Information Architecture and Content Strategy. This is his primary job and works with the issuer 10 hours a week.



Offering Summary

Company : Metai Knights Media Inc

Corporate Address : 600 5th Avenue, New York, NY 10020

Offering Minimum : $10,000.00

Offering Maximum : $1,070,000.00

Minimum Investment Amount (per investor) : $280.00

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 2,000

Maximum Number of Shares Offered : 214,000

Price per Share : $5.00

Pre-Money Valuation : $8,000,000.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below

Perks* and Investment Bonuses

Early Bird

First 72 hours - 10% bonus shares

Next 5 days - 5% bonus shares

Volume

$280 | Welcome Tier | Digital copy of Pilot Season 1 Unique Personal "Owners" Avatar and Personalized Wallet.

$500 | Upgrade Package | Digital and Paperback edition of Pilot Season (Season 0) + Metaiye Knights T-shirt

$1,000 | Super Fans Package | Limited collectible digital and paperback edition of Pilot Season (Season 0) of the saga with unique serial number.

$2,000 | Limited Edition Tier | Limited collectible digital and hardback print edition of Pilot Season (Season 0) of the saga with unique serial number signed by the author.

$5,000 | Moviestar Tier | Cameo appearance for your avatar as an extra (with no lines) in an episode of Season 1 of the Saga x 20

$10,000+ | 5% Bonus + Cameo Role | 5% bonus shares + Cameo role for your avatar (with minimal lines) in an episode of Season 1 of the Saga

$20,000+ | 10% Bonus + Hero's Tier | 10% bonus shares + Cameo role for your avatar as a villain (or hero) in upcoming season.

All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Metai Knights Media Inc will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5 / share, you will receive 110 common stock shares, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement, unless their eligibility period has been extended through additional subsequent investments in StartEngine's own offerings.

Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company that surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Notice of Funds Disbursement

12 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Metaiye Knights has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Metaiye Knights be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

metaKnyts Update - August 2020: Crypto Media & Wallet Explained

about 1 month ago


metaKnyts Update - Crypto Media & Wallet Explai...
Watch later
Share
IN CODICE APERTO SPERAMUS
METAKNYTS

Notice of Funds Disbursement

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Metaiye Knights has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Metaiye Knights be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Q&A with Dele Atanda - Part 2: Why Blockchain?

about 1 month ago

Dele explains the revolutionary integration of blockchain technology with metaKnyts.


Q&A with Dele Atanda 02
Watch later
Share
Q & A WITH



Notice of Funds Disbursement

about 2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Metaiye Knights has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Metaiye Knights be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Q&A with Dele Atanda - Part 1: Why comics?

about 2 months ago

Dele explains the inspiration behind the series.

 Q&A with Dele Atanda 01   Watch later   Share

metaKnyts Update - July 2020

about 2 months ago

 metaKnyts July Update   Watch later   Share



Notice of Material Change in Offering

about 2 months ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Metaiye Knights offering. Here's an excerpt describing the specifics of the change:

Metaiye Knights provided reviewed financial statements, increased their maximum raise amount, and extended the campaign.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

Notice of Funds Disbursement

2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Metaiye Knights has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Metaiye Knights be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Notice of Material Change in Offering

3 months ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Metaiye Knights offering. Here's an excerpt describing the specifics of the change:

Extended length of campaign.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

SHOW MORE UPDATES

Comments (36 total)

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Christopher Hamilton 1 INVESTMENT INVESTED 5 days ago
Hello, I've made an investment in metaknyts and will be making more in the future.
I'd like to know how I can watch your earlier episodes...thank you

---

Terence Dawson 1 INVESTMENT INVESTED 8 days ago
I am curious to know the status of metaiknights. There is a progression chart on the site but there needs to be updates on whats happening because the chart is not current.

Berry Robinson SE OWNER 8 INVESTMENTS INVESTED 13 days ago
Just recently joined as an investor and I'm looking forward to the next stages of gaming evolution comic/gaming and blockchain improvements.

> **Dele Atanda** - Metaiye Knights 13 days ago
> We could not agree more. Thank you for your support.

Josiah Ogundiran 1 INVESTMENT INVESTED 13 days ago
Just invested several days ago. Looking forward to being apart of the world's first Crypto Comic and the future of digital collectibles!

> **Dele Atanda** - Metaiye Knights 13 days ago
> Thank you for your support!

Dawid Olaf 16 days ago
Hi ,

I am a Chief Investment Advisor Bito Financial Service, a First-grade National Financial Planner, Chartered Financial Analyst CFA , a native Japanese financial advisor in investment.

I am pleased to tell you of an Accredited angel investor who may be attracted in funding your project / business proposal.

If this would interest you kindly email a copy of your Pitch deck , business plan/executive summary to him ;

Name:Dr.Akinori Koyama
Email:akinorikoyama4093@gmail.com

Regards,
Mineo Bito CFA, CMA
Chief Investment Advisor
Bito Financial Service Co., Ltd.

Dele Atanda   - **Metaiye Knights**   13 days ago
We will be in touch shortly.

Marc Thurman   `3 INVESTMENTS`   `INVESTED`   a month ago
Hello. I have already invested in Metaiye knight, i received an email about fund disbursements . The email States I have to make a decision before August 17th. I need to know how much is the disbursement.

Antonio Moore   `1 INVESTMENT`   `INVESTED`   a month ago
Hello Mr. Dele Atanda,

Your company is my very first investment ever like this and im asking is this the type of investment that pays dividends and if so how often? and is this the type of investment that you hold on to shares like Coca-Cola for instance? and im also having a difficult time trying to view the comic thats been released, any suggestions?

thank you for coming up with a brilliant idea that gives me true belief that one day id be a thousandnaire!! :-]

Dele Atanda   - **Metaiye Knights**   13 days ago
Thanks for your support. Dividends may be paid in the future though for the moment the focus will be on building the franchise and increasing the value of the property.

Monica Simien   `3 INVESTMENTS`   `INVESTED`   a month ago
When will the conformation email be sent out to investor's?

Dele Atanda   - **Metaiye Knights**   a month ago
Hi Monica, you should have received a confirmation email once the transaction is processed. Can you please check your spam folder?

Abraham Thao   a month ago
Just wondering how does payout work. Quarterly , biannually or annually? The dividend payout time frame. It would be appropriate if an investor ask for the company's financial statement correct?

Dele Atanda   - **Metaiye Knights**   13 days ago
Thanks for your support. Dividends may be paid in the future though it is too early to say at what frequency. For the moment the focus will be on building the franchise and increasing the value of the property.

(**SHOW MORE COMMENTS**)

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Outline

1. Comic

2. Media wallet

3. Future of digital collectibles

4. Call to action

Script #1 - 90 seconds

Audio Vidio #1

"metaKnyts is a cyberpunk saga that pits heroes from diverse backgrounds against a clan of cyber vampires, called FANGs in the mythical world of Digiterra.. Think the Matrix meets Mr. Robot on the road to Wakanda."

(13-14 seconds)

Dele on metaKnyts

"metaKnyts isn't just a graphic novel, it's a portal to the shifting future of your digital life, where extended-reality gaming and the physical world meet"

(9 seconds)

Dele on Karen Hunter's show (16 s)

"Anything you can imagine on a playing card can be created as a collectible digital item and saved in your personal media wallet. (9 s)

Dele explaining digital assets (20 s)

Video content

● Insert video from Comic Republic

● Text: The World's first Crypto Comic™

● Text: The Future of Digital Collectibles

● Use panorama of images from comic of heros & FANGs

● Text: Deji / Satoshi / FANG Commander

● Use short clips from The Matrix, Mr. Robot, Black Panther

● @ impact fintech, Susan interview 9:03-11:06

● Clip of people wearing AR smartglasses in an immersive gaming experience

● VR footage

● Text: Digital You

● Clip of Dele on Karen Hunter 5:45-5:53, 5:58-6:06

● Clips of Magic the Gathering cards, Pokemon, baseball cards

● Cryptokitties

● Clip of Dele @ impact fintech '19 3:40-3:46, 4:40-4:53

"Your digital items and rewards can be stored in your phone accruing value over time."

(6 seconds)

"It only takes a few minutes to purchase metaKnyts shares on StartEngine,com. With your investment, you can own a stake in metaKnyts and the future of digital collectibles."

(10 seconds)

Total: ~90 seconds

● Clips of gaming skins, prominent characters, avatars, artifacts, weapons, vehicles, rewards, etc.Clip of app / data wallet

● Show clip of scrolling through Start Engine page and clicking on "Invest Now" button

● Text: Own the future of collectibles

Video #2 - 45 seconds

Audio

"metaKnyts is a cyberpunk saga that pits heroes from diverse backgrounds against a clan of cyber vampires, called FANGs in the mythical world of Digiterra. Think the Matrix meets Mr. Robot on the road to Wakanda.

(13-14 seconds)

"metaKnyts isn't just a graphic novel, it's a portal to the shifting future of your digital life, where extended-reality gaming and the physical world meet"

(9 seconds)

"Anything you can imagine on a playing card can be created as a collectible digital item and saved in your media wallet. Your digital items and rewards can be stored in your phone, accruing value over time."

(9 seconds)

"It only takes a few minutes to purchase equity shares on StartEngine.com. With your investment you can own a stake in metaKnyts and the future of digital collectibles."(10 seconds)

Video

● Insert a video from Comic Republic

● Text: The World's first Crypto Comic™

● Text:The Future of Digital Collectibles

● Use panorama of images from comic of heros & FANGs

● Text: Deji / Satoshi / FANG Commander

● Use short clips from The Matrix, Mr. Robot, Black Panther

● Clip of people wearing AR smartglasses in an immersive gaming experience

● VR footage

● Text: Digital Yo

● Clips of Magic the Gathering cards, Pokemon, baseball cards

● Cryptokitties

● Clips of gaming skins, prominent characters, avatars, artifacts, weapons, vehicles, rewards, etc.

● Clip of app / Crypto media wallet

● Show clip scrolling through Start Engine page and clicking on "Invest Now" button

● Text: Own the future of storytelling

Video #3- 1:43

[Applause]

00:04

while the tonight's media a blockchain

00:06

media company announcing the release of

00:08

its Mennonites that's a cryptographic

00:10

and digital comic series so it's set in

00:15

this world called digit era which is

00:17

like a digital world that mirrors the

00:19

physical world and in that world there

00:21

are cyber vampires who suck people's

00:22

data Maronites isn't just a graphic

00:29

novel it's a portal to the shifting

00:32

future of your digital life where

00:34

extended reality and gaming meet the

00:38

physical world one of the things we're

00:44

doing with natalia nights is we're

00:45

releasing it with the wallet whereby you

00:48

know when people sign up they will have

00:50

a self sovereign ID anything you can

00:52

imagine on a playing card can be created

00:55

as a digital collectible and saved in

00:58

your personal media wallets so the idea

01:00

of creating a comic series where the

01:02

issues are published as non-functional

01:05

tokens is really exciting because it

01:08

means that we can create collectible

01:10

digital artifacts that can grow value

01:13

over time crypto actually allows us to

01:16

own these assets independently of the

01:17

platform it only takes a few minutes to

01:20

purchase mennonites shares on start

01:21

engine comm you can own a stake in

01:23

Maronites and the future of digital

01:26

collectables

01:29

[Music]

01:35

Oh

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]



Wyoming Secretary of State

Herschler Bldg East, Ste.100 & 101

Cheyenne, WY 82002-0020
Ph. 307-777-7311

For Office Use Only

WY Secretary of State
FILED: Aug 30 2019 8:19AM
Original ID: 2019-000873519

Profit Corporation
Articles of Incorporation

I. The name of the statutory close corporation is:

Metai Knights Media Inc

II. The name and physical address of the registered agent of the statutory close corporation is:

JAM Escrow Services, L.L.C.
1712 Carey Ave Ste 100
Cheyenne, WY 82001

III. The mailing address of the statutory close corporation is:

1712 Carey Avenue, Suite 100
Cheyenne, WY 82001

IV. The principal office address of the statutory close corporation is:

1712 Carey Avenue, Suite 100
Cheyenne, WY 82001

V. The number, par value, and class of shares the statutory close corporation will have the authority to issue

| Number of Common Shares: | 5,000,000 | Common Par Value: | $0.0001 |
| Number of Preferred Shares: | 5,000,000 | Preferred Par Value: | $0.0001 |

VI. The name and address of each incorporator is as follows:

JAM Escrow Services, LLC
1712 Carey Avenue, Suite 100, Cheyenne, WY 82001

Signature: *Melissa Pope*   Date: **08/30/2019**

Print Name: **Melissa Pope**

Title: **Organizer**

Email: **info@dapcpa.org**

Daytime Phone #:   **(307) 638-3170**


☑ I am the person whose signature appears on the filing; that I am authorized to file these documents on behalf of the business entity to which they pertain; and that the information I am submitting is true and correct to the best of my knowledge.

☑ I am filing in accordance with the provisions of the Wyoming Business Corporation Act, (W.S. 17-16-101 through 17-16-1804) and Registered Offices and Agents Act (W.S. 17-28-101 through 17-28-111).

☑ I understand that the information submitted electronically by me will be used to generate Articles of Incorporation that will be filed with the Wyoming Secretary of State.

☑ I intend and agree that the electronic submission of the information set forth herein constitutes my signature for this filing.

☑ I have conducted the appropriate name searches to ensure compliance with W.S. 17-16-401.

☑ I affirm, under penalty of perjury, that I have received actual, express permission from each of the following incorporators to add them to this business filing: JAM Escrow Services, LLC

Notice Regarding False Filings: Filing a false document could result in criminal penalty and prosecution pursuant to W.S. 6-5-308.

W.S. 6-5-308. Penalty for filing false document.

(a) A person commits a felony punishable by imprisonment for not more than two (2) years, a fine of not more than two thousand dollars ($2,000.00), or both, if he files with the secretary of state and willfully or knowingly:

(i) Falsifies, conceals or covers up by any trick, scheme or device a material fact;

(ii) Makes any materially false, fictitious or fraudulent statement or representation; or

(iii) Makes or uses any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry.

☑ I acknowledge having read W.S. 6-5-308.

Filer is: ☐ An Individual ☑ An Organization

The Wyoming Secretary of State requires a natural person to sign on behalf of a business entity acting as an incorporator or organizer. The following individual is signing on behalf of all Organizers or Incorporators.

<u>**Filer Information:**</u>
By submitting this form I agree and accept this electronic filing as legal submission of my Articles of Incorporation.

Signature: *Melissa Pope* Date: **08/30/2019**

Print Name: **Melissa Pope**

Title: **Organizer**

Email: **info@dapcpa.org**

Daytime Phone #: **(307) 638-3170**


Consent to Appointment by Registered Agent

JAM Escrow Services, L.L.C., whose registered office is located at **1712 Carey Ave Ste 100, Cheyenne, WY 82001**, voluntarily consented to serve as the registered agent for **Metai Knights Media Inc** and has certified they are in compliance with the requirements of W.S. 17-28-101 through W.S. 17-28-111.

I have obtained a signed and dated statement by the registered agent in which they voluntarily consent to appointment for this entity.

Signature: *Melissa Pope*   Date: **08/30/2019**

Print Name: **Melissa Pope**

Title: **Organizer**

Email: **info@dapcpa.org**

Daytime Phone #: **(307) 638-3170**

STATE OF WYOMING
Office of the Secretary of State

I, EDWARD A. BUCHANAN, Secretary of State of the State of Wyoming, do hereby certify that the filing requirements for the issuance of this certificate have been fulfilled.

CERTIFICATE OF INCORPORATION

Metai Knights Media Inc

I have affixed hereto the Great Seal of the State of Wyoming and duly executed this official certificate at Cheyenne, Wyoming on this **30th** day of **August**, **2019** at **8:19 AM.**

Remainder intentionally left blank.



Filed Date: 08/30/2019

Edward A. Buchanan

Secretary of State

Filed Online By:

Melissa Pope

on 08/30/2019